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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67644

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Seven Points Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

805 Third Avenue, 15th Floor
                          (No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mike Mangieri	**(516) 225-2474**	Mike@sevenpointscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren

(Name – if individual, state last, first, and middle name)

505 N. Murlen Road	**Olathe**	**KS**	**66062**
(Address)	(City)	(State)	(Zip Code)

01/05/2015	**6075**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Mangieri _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Seven Points Capital, LLC _____, as of 12/31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Michael Mangieri Digitally signed by Michael Mangieri Date: 2023-03-28 10:22:14 -04'00'

Title:
Managing Partner



Notary Public

NIRAV PATEL
Notary Public - State of New York
NO. 01PA6367596
Qualified in Queens County
My Commission Expires Nov 20, 2025

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.1Sc3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SEVEN POINTS CAPITAL, LLC

FINANCIAL STATEMENT
PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2022

SEVEN POINTS CAPITAL, LLC

Table of Contents
December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENT

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Seven Points Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Seven Points Capital, LLC as of December 31, 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Seven Points Capital, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Seven Points Capital, LLC's management. Our responsibility is to express an opinion on Seven Points Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Seven Points Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as Seven Points Capital LLC's auditor since 2017.

Olathe, Kansas
March 28, 2023

SEVEN POINTS CAPITAL, LLC

Statement of Financial Condition
December 31, 2022

Assets

Cash	$	803,248
Receivable from Clearing broker		4,727,653
Receivable from Other Broker/Dealers		9,500
Securities Owned, at fair value		551,473
Property and equipment, at cost, less accumulated depreciation of $158,461		20,117
Operating lease asset		96,851
Other Assets		34,917
Total Assets	$	6,243,759

Liabilities and Members' Equity

Accounts payable and accrued liabilities	$	405,175
Trading payouts and salaries payable		648,379
Payable to broker/dealers		494,639
Securities sold, not yet purchased, at fair value		112,464
Liability related to operating lease asset		96,851
Total Liabilities	$	1,757,508
Members' Equity	$	4,486,251
Total Liabilities and Members' Equity	$	6,243,759

The accompanying notes are an integral part of these financial statements.

1

1. **Organization and Business**

    Seven Points Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ('FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is registered with three state jurisdictions.

    The Company's business activity is principal trading of equity and stock option securities for its proprietary account. The Company has entered into a clearing agreement with another broker/dealer (the "Clearing Broker") which provides for all securities transactions to be cleared through the Clearing Broker on a fully disclosed basis.

    The Company was organized as a limited liability company under the laws of the State of New York on March 2, 2007.

2. **Summary of Significant Accounting Policies**

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash Equivalents - The Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

    Securities Owned – Proprietary securities transactions and the related revenue and expenses are recorded on the trade date basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

    Property and Equipment - Property and equipment, including improvements that significantly add to the productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed currently. Property and equipment are depreciated over their useful lives using the straight-line method of depreciation. Computer equipment are amortized or depreciated over three years. Furniture is depreciated over seven years. Leasehold improvements are depreciated over the lesser of the useful life, or the remaining term of the leased property. Depreciation expense for the year ended December 31, 2022 was $17,661

    Revenue Recognition - Profit and loss arising from all securities transactions, including stock option contracts, entered into for the account and risk of the Company, are recorded on a trade date basis. Exchange traded equity and option securities are generally valued based on quoted prices from the exchange. Both realized and unrealized trading gains and losses are included in trading revenues. ECN expense and credits, and floor brokerage expense and credits are recorded on a trade date basis.

SEVEN POINTS CAPITAL, LLC

Summary of Significant Accounting Policies (Continued)

Fair Value

Fair Value Hierarchy:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.
The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements:

At December 31, 2022, the Company held Level 1 assets of $551,473 of equity and option securities and $112,464 of Level 1 equity and option securities sold short subject to ASC 820.

Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company is a limited liability company taxed as a partnership, as such, is not subject to federal as all taxable income and losses and relevant deductions flow through to the members. For 2022, the Company has elected pass thru entity tax status for New York and New Jersey. The Company estimates its New York State tax liability for 2022 to be $30,000. This amount is included in state and local taxes paid in the Statement of Operations. The Company has paid no estimated taxes to New Jersey in 2022, and estimates its New Jersey 2021 tax liability to be immaterial.

The Company is subject to the New York City Unincorporated Business Tax ("UBT") on non-exempt income. The Company had no non-exempt income in 2022.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on the Company's Statement of Financial Condition at December 31, 2022 and has not recognized interest and/or penalties in the Statement of Operations for the year ended December 31, 2021.

For the year ended December 31, 2022, management has determined that there are no material uncertain tax positions. The Company's U.S. federal income tax returns for 2019 through 2022 are open to review by federal and state taxing authorities.

3. Receivables from Clearing Broker

The clearing and depository operations for the Company's proprietary securities transactions are provided by a Clearing broker pursuant to a Clearing agreement. This agreement allows the Company, under Rule 15c3-3(k)(2)(ii) an exemption from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all transactions are cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provide that its clearing broker will prepare and maintain such records of the transactions effected and cleared in accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). They also perform all services customarily incident thereon, including the preparation and distribution of confirmations and statements and maintenance of margin requirements under the Act and the rules of the self-regulatory organizations of which the Company is a member.

Included in the Receivable from Clearing broker is a deposit $500,000 which represents a minimum required deposit. This deposit can be used for meeting trading margin requirements and is treated as an allowable asset for net capital under Sec Rule 15c3-1.

4. Property and equipment, net

Property and equipment at December 31, 2022 consist of the following:

Computer Equipment	$	103,486
Leasehold Improvements		41,682
Furniture		33,410
Total cost		178,578
Less: Accumulated depreciation and amortization		(158,461)
Balance at December 31, 2022	$	20,117

Depreciation expense for the year ended December 31, 2022 is $17,661 and is included in Other expenses in the Statement of Operations.

5. Commitments and Contingencies

The Company has signed a 60-month operating lease, commencing August 2017, for its New York City office. The lease requires monthly payments of $18,521, plus escalating annual operating expense payments, which for the year ended December 31, 2022, totaled $19,186. The Company has partially defaulted on its monthly lease obligations and a security deposit (including interest) of $74,398 was forfeited. As of December 31, 2022,The Company is in arrears for 4 months on its lease obligation and this liability is included in Accounts payable and accrued liabilities in the Statement of financial condition. Rent expense under this lease for 2022 totaled $229,246 and is included in Occupancy/rent in the Statement of Operations. The rent expense associated with this lease contains an escalation, operating expense, and an abatement clause is recorded on a straight-line basis over the lease term. The difference between the rent paid per the lease agreement and the straight-line rent expense is recorded as deferred rent liability and included in Accounts payable and accrued liabilities on the Statement of Financial Condition. As of December 31, 2022, the deferred rent liability was $15,573.

Future annual minimum lease payments under the extended lease are $185,210 plus expense payments of $19,355 for the remaining 10-month term in 2023.

In addition, in accordance with *FASB* ASU No. 2016-02, Leases (Topic 842), the Company included in its Statement of Financial Condition this lease as an operating lease asset and an equal and offsetting liability. The amount of the lease asset and lease liability reflect the present value of future unpaid lease payments.

The Company signed a nine month membership agreement for an office in Montreal Canada for 4200 CAD plus applicable taxes, about $3600 per month USD, commencing Jun1 2023, and ending Feb 28, 023. The agreement required a two month deposit of $8655 and is included in Other assets in the Statement of Financial condition. Rent expense for 2022 totaled $26,453, and this amount is included in Occupancy/Rent in the Statement of Operations.

In March 2022 the Company terminated a 37month obligation under an operating lease, which commenced in June 2019, in Clark Township, New Jersey. Monthly fixed rent, including operating expenses was $2502 per month. Aggregate rental expense, including operating expenses for office space at this location $7,507 for 2022. This amount is included in Occupancy/Rent in the Statement of Operations

6. Office Service/License Agreements

The Company renewed a 6- month obligation under an office license agreement with a six month term thru December 2022 in Ft Lauderdale, FL. Base Monthly payments, before add-ons, were $3,434 . For 2022, payments under this lease were $40,296 This amount is included in Occupancy/Rent in the Statement of Operations

7. Concentrations

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts exceed the FDIC insurance limit of $250,000. As of December 31, 2021, the Company's cash balances on deposit did exceed FDIC insured limits in two accounts. The Company does not expect to incur any loss regarding this concentration.
The Company's clearing broker accounted for approximately 100% of the Company's deposit with and receivable from broker dealers as of December 31, 2022 The Company does not expect to incur any losses regarding this concentration.

8. Line of Credit

The Company maintains a line of credit with a financial institution for up to $100,000 at a variable rate of 9.35% as of December, 2022. As of December 31, 2022, the Company had no outstanding balance due on the line of credit.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2022, the Company had net capital, as defined, of $4,334,200 which was $4,230,987 in excess of its required minimum net capital of $103,213. Its ratio of Aggregate Indebtedness ("AI") to net capital was .36 to 1.

10. Financial Instruments, Off-Balance Sheet Risk, and Uncertainties

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a Clearing Broker on a fully disclosed basis. Its proprietary money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and its Clearing Broker monitor its cash and collateral with the Clearing Broker on a daily basis.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. As the instruments are carried at market value, those changes directly affect income. Exposure to market risk is managed in accordance with risk limits set by the Company and in accordance with the higher of minimum margin requirements set by the exchange or the clearing broker The Company seeks to limit the potential for losses through the daily monitoring of the positions or through the establishment of similar offsetting positions, however significant losses may nevertheless occur.

In the normal course of business, the Company's trading activities involve the execution, settlement, and financing of various proprietary securities transactions. These activities may expose the Company to off-balance sheet risk in the event the contra- broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, all or part of the Company's receivable from that clearing broker would be subject to failure.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable and accrued expenses, trading payouts and salaries payable and payable to clearing broker and other broker/dealers are carried at amounts that approximate fair value due to the short –term nature of the instruments.

11. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

As of December 31, 2022, the gross contractual or notional amounts of derivative financial instruments are as follows:

	Notional or Contract Amount
Equity:	
Options held	$220,700
Total:	$220,700

The Company's transactions with off-balance sheet risk are short-term in duration with a weighted average maturity of less than a month.

12. Subsequent Events

Management has evaluated subsequent events through March 31, 2023, the date the financial statements were available to be issued.